Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

LM FUNDING AMERICA, INC.

LM Funding America, Inc. (the “Corporation”), a corporation organized and existing under  the laws of the State of Delaware, hereby certifies that:

1.

The name of the Corporation is LM Funding America, Inc. The date of filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was April 20, 2015, as amended on August 7, 2015, September 5, 2018, and October 15, 2018.

2.

This Certificate of Amendment to the Certificate of Incorporation was duly authorized and adopted by the Corporation's Board of Directors and stockholders in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Company's Certificate of Incorporation, as amended.

3.

The amendment to the existing Certificate of Incorporation being effected hereby is as follows:  Article IV of the Certificate of Incorporation, as amended, shall be and is hereby amended  by adding the following paragraph to the end thereof as a new Article IV, Section 4:

 “SECTION 4.  Reverse Stock Split. Without regard to any other provision of this Certificate of Incorporation, effective at 12:01 a.m., eastern time, on May 7, 2021 (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each five (5) shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the reclassification, following the Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Common Stock on the Nasdaq Capital Market on May 6, 2021 and the amount of the fractional share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock

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represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above."

4.	Except as specifically set forth herein, the remainder of the Certificate of Incorporation will not be amended, modified or otherwise altered.

[signature page follows]

4847-4395-2359.1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by the undersigned duly authorized officer of the Corporation this 5th day of May, 2021.

LM FUNDING AMERICA, INC.

By:  /s/ Bruce Rodgers

Name:  Bruce Rodgers

Title:    Chief Executive Officer

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